The World Bank Group	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

File No. 1-3431
REGULATION BW
RULE 2

May 8, 2008

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

(a)                                 the Management’s Discussion & Analysis and Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending March 31, 2008; and

(b)                                the list of transactions with regard to the Bank’s securities and borrowings during the quarter ending March 31, 2008.

Sincerely yours,

/s/ J. Clifford Frazier
J. Clifford Frazier
Chief Counsel, Finance

Attachments

International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2008

(Unaudited)

CONTENTS

March 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2007 (FY 2007). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.”

As allowed under Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, as allowed under Statement of Financial Accounting Standards No.155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No.133, IBRD also recognizes at fair value, debt instruments which contain embedded derivatives that would otherwise be bifurcated and valued separately.

In this document, the above Statements of Financial Accounting Standards No.133 and 155 are together referred to as “FAS 133 as amended.”

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value derivatives as well as underlying assets and liabilities, as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements are non U.S. GAAP measures and do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.”

On a current value basis, the net income for the nine months ended March 31, 2008 was $3,180 million, an increase of $2,480 million from the net income of $700 million in the same period in the previous fiscal year. The increase in net income was primarily due to an increase in the income from loans and investments, lower borrowings costs, a higher favorable current value adjustment, a higher release of provisions for losses on loans and guarantees and a decrease in the Board of Governors-approved transfers. For a detailed discussion on the key components contributing to the higher income, refer to the Current Value Basis section.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD mitigates interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to non-U.S. dollar fixed-rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

Taking the above factors into account, IBRD believes that reported income does not capture the true economic income for IBRD. Accordingly, for management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. Furthermore, IBRD bases its annual allocation and distribution decisions on reported income less the associated adjustments for derivatives as defined by FAS133 as amended and Board of Governors-approved transfers. IBRD does not utilize reported income for any management purposes.

portfolio in order to minimize the impact of any interest rate and currency exchange rate movements on its risk bearing capacity. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the U.S. dollar value of equity may change with market changes. On December 13, 2007, IBRD’s Board of Executive Directors approved the extension of the duration of its equity with the objective of reducing the interest rate sensitivity of its allocable net income.

The equity-to-loans ratio on a current value basis increased to 36.33% at March 31, 2008, from 34.48% at March 31, 2007 due to the combination of an increase in equity used in the equity-to-loans ratio offset by an increase in IBRD’s loan portfolio. The allocation to the General Reserve of $911 million from the net income for the fiscal year ended June 30, 2007 increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

The current market turmoil had no major effect on IBRD’s income or the financial strength in the short term. However, if interest rates stay low in reference markets, IBRD may see some reduction in its operating income in the future.

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Nine months Ended		Full Year
	March 31,	March 31,	June 30,
	2008	2007	2007
Lending Summary
Commitments to member countries(a)	5,779	7,536	12,829
Gross Disbursements(b)	7,795	8,443	11,055
Net Disbursements(b)	(1,495)	(5,920)	(6,193)
Reported Basis
Operating Income(c)	2,114	1,240	1,659
Board of Governors-Approved Transfers	(600)	(947)	(957)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	1,955	341	(842)
Net Income (Loss)	3,469	634	(140)
Net Return on Average Earning Assets(d)	2.30	1.32	1.34
after the effects of Board of Governors-Approved Transfers and of FAS 133 as amended	3.78	0.68	(0.11)
Return on Equity(d)	7.44	4.64	4.64
after the effects of Board of Governors-Approved Transfers and of FAS 133 as amended	11.59	2.25	(0.37)
Equity-to-Loans Ratio(d)	36.54	35.00	35.05
Current Value Basis
Net Income	3,180	700	900
of which current value adjustment	1,604	428	222
Net Return on Average Earning Assets	3.43	0.74	0.72
Return on Equity	11.20	2.63	2.53
Equity to Loan Ratio	36.33	34.48	34.47

(a).        Commitments include guarantee commitments and guarantee facilities.

(b).        Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.

(c).         For the purposes of this document, Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value per FAS 133 as amended.

(d).        Ratios are presented before applying the effects of Board of Governors-approved Transfers and of FAS 133 as amended.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the nine months ended March 31, 2008, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At March 31, 2008, the $2,004 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($711 million-June 30, 2007) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $1,293 million increase in the current value adjustment from June 30, 2007, was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

Figure 1:

IBRD’s U.S. Dollar Reference Market Yield Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

Table 2:  Condensed Current Value Balance Sheets at March 31, 2008 and June 30, 2007

In millions of U.S. dollars

	March 31, 2008				June 30, 2007
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustment	Current Value Basis	Current Value Basis
Due from Banks	$887			$887	$765
Investments	26,406			26,406	23,336
Loans Outstanding	100,021		$2,004	102,025	98,516
Less Accumulated Provision for Loan Losses and
Deferred Loan Income	(1,748)			(1,748)	(2,372)
Receivable from Derivatives
Borrowings	77,459	244	(244)	77,459	69,507
Client Operations	7,035	(65)	65	7,035	4,778
Investments	5,345			5,345	7,138
Other Assets/Liabilities	633	(209)	209	633	13
Other Assets	6,915		(297) (a)	6,618	6,761
Total Assets	$222,953	$(30)	$1,737	$224,660	$208,442

Borrowings	$87,905	$2,769	$1,370	$92,044	$89,484
Payable from Derivatives
Borrowings	68,374	243	(243)	68,374	62,850
Client Operations	7,027	(64)	64	7,027	4,776
Investments	6,075			6,075	7,527
Other Assets/Liabilities	418	(28)	28	418	38
Other Liabilities	8,255			8,255	5,154
Total Liabilities	178,054	2,920	1,219	182,193	169,829
Paid-in Capital	11,486			11,486	11,486
Retained Earnings and Other Equity	33,413	(2,950)	518	30,981	27,127
Total Equity	44,899	(2,950)	518	42,467	38,613
Total Liabilities and Equity	$222,953	$(30)	$1,737	$224,660	$208,442

(a).         Represents unamortized issuance cost of borrowings.

Table 3: Condensed Current Value Statements of Income for the Nine Months Ended:

In millions of U.S. dollars

	March 31, 2008			March 31, 2007
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$4,359		$4,359	$4,108
Income from Investments, net	914	$62	976	941
Other Income	178		178	187
Total Income	5,451	62	5,513	5,236
Borrowing Expenses	3,199		3,199	3,405
Administrative Expenses including contributions to Special Programs	869		869	868
Release of Provision for Losses on Loans and Guarantees	(731)	731
Total Expenses	3,337	731	4,068	4,273
Operating Income	2,114	(669)	1,445	963
Board of Governors-Approved Transfers	(600)		(600)	(947)
Current Value Adjustment		1,604	1,604	428
Provision for Losses on Loans and Guarantees Release—Current Value		731	731	256
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended(a)	1,955	(1,955)
Net Income	$3,469	$(289)	$3,180	$700

(a).         Unrealized (losses) gains on derivatives in the investment trading portfolio are included in Income from Investments, net.

At March 31, 2008, the $1,668 million increase in balances of IBRD’s borrowings and related derivatives from the reported basis to the current value basis as shown in Table 4 ($998 million—June 30, 2007) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $670 million increase from June 30, 2007, in the current value adjustment was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $2,480 million increase in net income on a current value basis, between the nine months ended March 31, 2008 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $251 million during the first nine months of FY 2008, in comparison with the same period in the previous fiscal year. $179 million of this increase was as a result of all loans to, or guaranteed by, Liberia to IBRD being paid off. Of the $179 million, $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. In addition, $49 million of the increase related to cash received from Cote d’Ivoire which was in non accrual status as of March 31, 2008. Subsequently, on April 2, 2008 Cote d’Ivoire cleared all of its overdues and its loans came out of nonaccrual status.

Income from Investments

Income from investments increased by $35 million, primarily due to higher income earned on securities lending partially offset by the effects of lower average market short-term interest rates during the first nine months of FY 2008 in comparison with the same period in FY 2007 (see Figure 2).

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of March 31, 2008					Total Income Statement Effect for the Nine Months Ended
			Other		Prior
			Assets/		Years’	March 31,	March 31,
	Loans	Borrowings	Liabilities	Total	Effects	2008	2007
Current Value Adjustments due to interest rates	$2,004	$(1,668)	$182	$518	$314	$832	$174
Unrealized (Losses) Gains on Investments(a)						(62)	21
Currency Translation Adjustment-year to date(b)	3,049	(2,471)	247			825	233
Pension Adjustment(c)						9
Total Current Value Adjustments						$1,604	$428

(a).        Unrealized (losses) gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).        The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

(c).         Relates to the amortization of net loss on Pension and Prior Service Costs as prescribed by Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Other Postretirement Plans.

Borrowing Expenses

Borrowing expenses decreased by $243 million during the first nine months of FY 2008, in comparison with the same period in FY 2007. This decrease was primarily due to higher buyback gains, decrease in average borrowing cost rate and decrease in the average balance of the borrowing portfolio.

Board of Governors-approved transfers

Board of Governors-approved transfers were lower by $347 million over the same period last year primarily due to lower transfers to the International Development Association and trust funds.

Provision for Losses on Loans and Guarantees

For the first nine months of FY 2008, there was a $731 million release of the provision for losses on loans and guarantees in comparison to a release of $256 million during the first nine months of FY 2007. The release of provision in each period reflects the combined impact of changes in the credit quality of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD). The effect has been an increase in income of $475 million between the two periods.

Current Value Adjustments

The current value adjustments for the nine months ended March 31, 2008 totaled $1,604 million ($428 million for the nine months ended March 31, 2007) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value effect on the Income Statement of positive $832 million, during the nine months ended March 31, 2008, was primarily due to the lower U.S. dollar reference market yield curve at March 31, 2008 relative to June 30, 2007 (see Figure 1). This adjustment was due to the increase in the current value adjustment on the loans portfolio of $1,293 million, offset by the increase in the current value adjustment on the borrowings portfolio of $670 million. These adjustments have been explained under the Current Value Balance Sheet section. During the same period last year, IBRD’s net income on a current value basis included a positive current value adjustment of $174 million primarily reflecting lower U.S. dollar reference market yield curve.

Impact of changes due to currency translation

The current value adjustment from currency translation of positive $825 million was primarily due to the appreciation of the euro (17.60%) and the Japanese yen (23.03%) against the U.S. dollar during the nine months ended March 31, 2008. Table 4 provides a breakdown of these adjustments by the loans and the borrowings portfolios. The loans portfolio contributed $3,049 million towards this increase. The euro and the Japanese yen accounted for approximately 19% and 4%, respectively, of the total loans portfolio, and 97% of the total non-U.S. dollar denominated loans at March 31, 2008. The borrowings portfolio accounted for a $2,471 million negative currency translation. The euro and the Japanese yen accounted for approximately 16% and 4%, respectively, of the total borrowings portfolio, and 97% of the total non-U.S. dollar denominated borrowings at March 31, 2008. In comparison, during the same period in the prior year, the impact of exchange rate changes on IBRD’s net assets resulted in a positive translation adjustment of $233 million due to the appreciation of the euro (6.17%) partially offset by the depreciation of the Japanese yen (0.87%) against the U.S. dollar.

CONTRACTUAL TERMS OF LOANS

On July 10, 2007, IBRD’s Executive Directors approved changes to the pricing policy for interest charges on overdue payments on fixed rate loans. This change was made to more appropriately reflect IBRD’s cost of funding the overdue amounts. Previously, IBRD charged interest on overdue principal payment amounts at the original contractual rate specified in the loan contract. For more details, including the impact on clearance of arrears by borrowers with loans in nonaccrual status, refer to the Notes to Financial Statements, Note A-Significant Accounting and Related Policies, and Note B-Loans and Guarantees.

On September 27, 2007 the Executive Directors approved a new pricing structure for all loans signed on or after May 16, 2007. This new structure reduces the complexity of loan pricing and removes the annual uncertainty over net loan charge levels, by eliminating the system of high contractual loan spread, front-end fee, and commitment fee charges that were subject to reduction by annually approved waivers and replacing it with simple and certain contractual loan spread charges. A summary of contractual terms for the Variable and Fixed Spread Loans are provided in Table 5. Special Development Policy Loans have different contractual terms, including higher loan charges.

On February 12, 2008 the Executive Directors approved an extension to the maturity of new IBRD loans and guarantees and to provide borrowers easier access to risk management tools. Under the newly approved terms, the maximum maturity limit for new IBRD loans and guarantees has been extended to 30 years treating all borrowers equally, regardless of country per capita income. The changes are summarized in Table 6.

The new maturity limit is available for all new loans approved by the Board on or after February 12, 2008. For loans negotiated before that date but not yet approved, borrowers may change the loan terms no later than June 30, 2008. The second change unifies IBRD’s Variable and Fixed Spread Loans into a single product line called IBRD Flexible Loan (IFL). This offers all borrowers the ability to customize repayment terms at loan inception as well as options to access risk management tools.

Table 5: IBRD Loan Charges

	Variable and Fixed Spread Loans Whose Invitation to Negotiate is on or after July 31, 1998 and signed before May 16, 2007(a)	Variable and Fixed Spread Loans signed on or after May 16, 2007(a)

Front-end Fee	1.00% of loan amount	0.25 of loan amount
Contractual Spread	0.75%	0.30%
Fixed Spread Loan Risk Premium	0.05%	0.05%
Commitment Fee	0.75% on undisbursed amounts	—
FY 2008 Interest Waiver	0.25% for borrowers paying on a timely basis	—
FY 2008 Commitment Fee Waiver	0.50% waived unconditionally on a yearly basis to all borrowers	—
FY 2008 Front-end Fee Waiver	1.00% waived unconditionally on a yearly basis to all borrowers	—
Late Service Charge on Payments Received after 30 Days of Due Date	—	0.50%

(a).        Borrowers with loans signed between May 16, 2007 and September 27, 2007, may request an amendment to the loan agreement to reflect the new IBRD pricing.

Table 6: Loan Maturity Limits

Country Category (GNI per capita)	Previous Limit on Average/Final Maturity (years)	New Limit on Average/Final Maturity (years)

I and II (below $1,736 per capita)	14.25/25	18/30
III($1,736-3,595 per capita)	11.25/25	18/30
IV and V (above $3,595 per capita)	10.25/25	18/30

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 7 presents this ratio computed on the reported basis excluding the effects of applying FAS 133 as amended, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. As such, IBRD closely monitors the potential impact on its risk-bearing capacity of fluctuations in interest and currency exchange rates. IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is at or near to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is at or near that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 7, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133 as amended, were higher at March 31, 2008 than at March 31, 2007. This was due to the allocation of $911 million out of the FY 2007 net income to the General Reserve which increased equity used in the equity-to-loans ratio.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2008, short-term interest rates for the U.S. dollar, were lower while the Japanese yen and the euro were higher than the comparative period in FY 2007. Figure 2 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

Table 7: Equity-to-Loans

In millions of U.S. dollars

	March 31, 2008	June 30, 2007		March 31, 2007
Reported Basis

Equity-to-Loans Ratio(a)	36.54%	35.05%		35.00%

Current Value Basis

Equity-to-Loans Ratio	36.33%	34.47%		34.48%
Equity Used in Equity-to-Loans Ratio(b)	$36,730	$33,440	(c)	$33,669
Loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income	$101,104	$97,020	(c)	$97,659

(a).        Ratios are presented before applying the effects of FAS 133 as amended.

(b).        The equity used in the equity-to-loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 as amended adjustment and Current Value Adjustments.

(c).         Transfers to reserves from FY 2007 net income which were approved by the Executive Directors on September 27, 2007 have not been included as part of equity for the purposes of calculating the equity-to-loans ratio.

Figure 2: Six-Month LIBOR Interest Rates-U.S.
Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise, returns from IBRD’s equity increases, thus increasing operating income. Table 8 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2008, operating income before applying the effects of FAS 133 as amended and Board of Governors-approved transfers, was $2,114 million, compared to $1,240 million for the same period in FY 2007. This increase of $874 million in operating income is primarily explained by the following key factors:

•

A $172 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the debt funded portion resulting from higher average lending rates, primarily on interest pass-through loans.

•

A $239 million increase in other loan income of which $179 million was as a result of all loans to, or guaranteed by, Liberia to IBRD being paid off. Of the $179 million, $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. In addition, $49 million of the increase related to cash received from Cote d’Ivoire which was in nonaccrual status as of March 31, 2008. Subsequently, on April 2, 2008 Cote d’Ivoire cleared all of its overdues and its loans came out of nonaccrual status.

•

A $475 million increase in the release of provision for losses on loans and guarantees. For the first nine months of FY 2008, there was a $731 million release in the provision for losses on loans and guarantees primarily due to the clearance by Liberia on December 5, 2007, of all its outstanding loan principal, interest and charges to IBRD. In addition, on April 2, 2008, Cote d’Ivoire cleared all of its overdue principal, interest and charges due to IBRD and the loans to, or guaranteed by, Cote d’Ivoire were restored to accrual status on that date. As substantial elements of Cote d’Ivoire’s arrears clearance program had been completed as of March 31, 2008, the impact of these developments also contributed to the release in the provision. In comparison, during the first nine months of FY 2007, there was a release of $256 million in the provision.

NET UNREALIZED GAINS ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net U.S. dollar variable rate payer on U.S. dollar interest rate swaps and currency swaps, thus effectively short interest rates in U.S. dollar and other currencies. During the first nine months of FY 2008, IBRD experienced net unrealized gains of $1,955 million. Most of the gains for FY 2008 resulted from U.S. dollar interest rate swaps and U.S. dollar-British pound currency swaps. During the period, U.S. dollar and British pound interest rates declined resulting in gains. For the same period in FY 2007, the effect of applying FAS 133 as amended was net unrealized gains of $341 million as a result of declining interest rates in the applicable currencies.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133 as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocations approved by the Board of Governors during FY 2008 and transfers out of the net income earned in the fiscal year ended June 30, 2007, refer to the Notes to Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

Table 8: Net Income - Reported Basis

In millions of U.S. dollars

	Nine Months Ended
	March 31, 2008	March 31, 2007
Loan Interest Income, Net of Funding Costs
Debt Funded	$473	$301
Equity Funded	1,283	1,283
Total Loan Interest Income, Net of Funding Costs	1,756	1,584
Other Loan Income	257	18
Provision for Losses on Loans and Guarantees Release	731	256
Investment Income, Net of Funding Costs	66	62
Net Other Expenses	(696)	(680)

Operating Income	2,114	1,240
Board of Governors-Approved Transfers	(600)	(947)
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	1,955	341
Net Income - Reported Basis	$3,469	$634

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2008 (Unaudited)	June 30, 2007 (Unaudited)
Assets
Due from banks	$887	$765
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $213 million—March 31, 2008; $193 million—June 30, 2007)—Note H	26,406	23,054
Securities purchased under resale agreements	—	282
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,575	1,724
Receivable from derivatives
Investments	5,345	7,138
Client operations	7,035	4,778
Borrowings	77,459	69,507
Other assets/liabilities	633	13
Loans outstanding—Note B
Total loans	133,678	133,245
Less undisbursed balance	33,657	35,440
Loans outstanding	100,021	97,805
Less:
Accumulated provision for loan losses	1,330	1,932
Deferred loan income	418	440
Net loans outstanding	98,273	95,433
Assets under retirement benefits plans	2,490	2,324
Other assets	2,850	3,012
Total assets	$222,953	$208,030

Liabilities
Borrowings at amortized cost	$74,072	$75,262
Borrowings at fair value	13,833	12,497
Securities sold under repurchase agreements and payable for cash collateral received—Note H	3,673	193
Payable for derivatives
Investments	6,075	7,527
Client operations	7,027	4,776
Borrowings	68,374	62,850
Other assets/liabilities	418	38
Payable for Board of Governors-approved transfers—Note C	—	70
Other liabilities—Notes B and H	4,582	4,891
Total liabilities	178,054	168,104

Equity
Capital stock—Authorized (1,581,724 shares—March 31, 2008; and June 30, 2007)
Subscribed (1,573,349 shares—March 31, 2008; and June 30, 2007)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315
	11,486	11,486
Amounts to maintain value of currency holdings	782	108
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	31,300	27,831
Accumulated other comprehensive income—Note E	1,331	501
Total equity	44,899	39,926
Total liabilities and equity	$222,953	$208,030

The Notes to Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2008	2007	2008	2007

Income
Loans—Note B	$1,375	$1,353	$4,359	$4,108
Investments—Trading—Note H	275	314	914	962
Other—Note D	68	64	178	187
Total income	1,718	1,731	5,451	5,257

Expenses
Borrowings—Note H	1,015	1,126	3,199	3,405
Administrative—Note F	265	258	760	742
Contributions to special programs	51	73	109	126
Release of provision for losses on loans and guarantees—Note B	(505)	(117)	(731)	(256)
Total expenses	826	1,340	3,337	4,017
Net income before Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	892	391	2,114	1,240
Board of Governors-approved transfers	—	(80)	(600)	(947)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended—Note G	861	(200)	1,955	341
Net Income	$1,753	$111	$3,469	$634

The Notes to Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2008	2007	2008	2007
Net income	$1,753	$111	$3,469	$634
Other comprehensive income—Note E
Reclassification to net income:
FAS 133 transition adjustment	(6)	(7)	(14)	(24)
Net actuarial losses on benefit plans	1	—	5	—
Prior service credit on benefit plans, net	2	—	4	—
Currency translation adjustments	460	24	835	276
Total other comprehensive income	457	17	830	252
Comprehensive income	$2,210	$128	$4,299	$886

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2008	2007

Retained earnings at beginning of the fiscal year	$27,831	$24,782
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note G	—	3,188
Net income for the period	3,469	634
Retained earnings at end of the period	$31,300	$28,604

The Notes to Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2008	2007
Cash flows from investing activities
Loans
Disbursements	$(7,787)	$(8,431)
Principal repayments	8,021	8,237
Principal prepayments	1,269	6,126
Loan origination fees received	1	6
Net cash provided by investing activities	1,504	5,938

Cash flows from financing activities
Medium- and long-term borrowings
New issues	12,001	5,157
Retirements	(18,546)	(14,157)
Net short-term borrowings	1,446	(974)
Net derivatives—Borrowings	1,314	817
Net derivatives—Other assets/liabilities	50	(145)
Net maintenance of value settlements	74	62
Net cash used in financing activities	(3,661)	(9,240)

Cash flows from operating activities
Net income	3,469	634
Adjustments to reconcile net income to net cash provided by operating activities
Net unrealized (gains) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(1,955)	(341)
Depreciation and amortization	809	777
Release of provision for losses on loans and guarantees	(731)	(256)
Changes in Investments—Trading	(2,423)	3,531
Other assets and liabilities	3,055	(1,074)
Net cash provided by operating activities	2,224	3,271

Effect of exchange rate changes on unrestricted cash	6	2

Net increase (decrease) in unrestricted cash	73	(29)

Unrestricted cash at beginning of the fiscal year	41	65

Unrestricted cash at end of the period	$114	$36

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$3,712	$985
Investments—Trading	929	259
Derivatives—Investments	(688)	(223)
Borrowings	6,138	3,382
Derivatives—Borrowings	(3,698)	(2,759)
Capitalized loan origination fees included in total loans	7	12
Interest paid on Borrowings	3,014	3,037

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2007 financial statements and notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Interest Charges on Overdue Principal Payments of Fixed Rate Loans

In July 2007, IBRD’s Executive Directors approved changes to the pricing policy for interest charges on fixed rate, overdue loans. This change was made to more appropriately reflect IBRD’s cost of funding the overdue amounts. Previously, IBRD charged interest on overdue principal payment amounts at the original contractual rate specified in the loan contract.

Under the new policy, after the 30th day that a principal payment of a fixed rate loan is overdue, interest will be charged on the overdue principal at the variable rate applicable to Fixed Spread Loans with similar approval dates. This policy applied to all new loans, and borrowers had the opportunity to amend their existing loans until January 10, 2008. Borrowers with loans in nonaccrual status have the option of amending their loans and having this policy applied retroactively, at a rate of LIBOR plus 50 basis points. The effect of retroactive application is that the amount of income that might otherwise have been recognized upon arrears clearance will be different than the amount that would have been recognized under the previous policy.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD. These waivers apply to eligible loans signed before May 16, 2007 and will continue to be approved annually.

The reduction in net income for the three and nine months ended March 31, 2008 and March 31, 2007 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2008	2007	2008	2007
Interest waivers	$41	$37	$123	$113
Commitment charge waivers	31	32	95	101
Front-end fee waivers	3	2	8	8
Total	$75	$71	$226	$222

Overdue Amounts

At March 31, 2008, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended March 31, 2008, June 30, 2007 and March 31, 2007:

In millions of U.S. dollars

	March 31, 2008 (Unaudited)		June 30, 2007
Recorded investment in nonaccrual loans(a)	$818		$1,070
Accumulated provision for loan losses on nonaccrual loans	263		847
Average recorded investment in nonaccrual loans for the period/fiscal year	998		1,057
Overdue amounts of nonaccrual loans	683	(b)	1,185
of which:
Principal	474		705
Interest and charges	209	(b)	480

(a)..       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

(b).        This amount does not reflect any adjustments relating to the new loan pricing policy for interest charges on fixed rate, overdue loans that may in the future be necessary should the Executive Directors allow Zimbabwe to retroactively amend its fixed rate loan terms.

In millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2008	2007	2008	2007
Interest income recognized on loans in nonaccrual status at end of period	$40	$—	$49	$—
Interest income not recognized as a result of loans being in nonaccrual status	$—	$13	$8	$40

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars

	March 31, 2008 (Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue(a)		Nonaccrual since

Côte d’Ivoire	$350	$203		November 2004
Zimbabwe	468	480	(a)	October 2000
Total	$818	$683

(a).        This amount does not reflect any adjustments relating to the new loan pricing policy for interest charges on fixed rate, overdue loans that may in the future be necessary should the Executive Directors allow Zimbabwe to retroactively amend its fixed rate loan terms.

On December 5, 2007, Liberia cleared all of its outstanding loan principal, interest and charges due to IBRD. The impact of this event on income from loans for the nine months ended March 31, 2008 was $179 million, of which $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. In line with the change in the loan pricing policy as it relates to overdue interest and charges (Note A), the income impact of $179 million was net of a $118 million reduction in overdue interest and charges. Given that interest and charges on loans in nonaccrual status are only included in income to the extent that payments have been received by IBRD, this reduction in overdue interest and charges did not have an impact on previously reported income.

The arrears clearance of the overdue payments by Liberia was accomplished using an intra-day bridge financing provided by a member country. On the same day, the International Development Association (IDA) disbursed a development grant to Liberia in support of an economic and poverty reduction program. Part of the proceeds of this development grant was used to repay the bridge financing. The development grant was funded by IDA resources other than transfers from IBRD.

On April 2, 2008, Cote d’Ivoire cleared all of its overdue principal, interest and charges due to IBRD and the loans to, or guaranteed by, Cote d’Ivoire were restored to accrual status on that date.   The arrears clearance of the overdue payments was accomplished using an intra-day bridge financing provided by a member country. On the same day, IDA disbursed a development grant to Cote d’Ivoire and part of the proceeds was used to repay the bridge financing. The development grant was funded by IDA resources other than transfers from IBRD. As the substantial elements of Cote d’Ivoire arrears clearance program had been completed as of March 31, 2008, the impact of those developments have been considered in evaluating the loan loss provisioning requirements associated with IBRD’s exposure to that borrower as of that date. As part of the arrears clearance program, Cote d’Ivoire made payments of overdue interest and charges to IBRD totaling $49 million during the nine months ended March 31, 2008, which is included in loan income.

During the nine months ended March 31, 2007, all loans to, or guaranteed by, Seychelles were restored to accrual status following the clearance of all overdue payments of loan principal, interest and charges due to IBRD by Seychelles. The impact of this event on income from loans during this period was less than $1 million, the majority of which represented income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2008, and for the fiscal year ended June 30, 2007, are summarized below:

In millions of U.S. dollars

	March 31, 2008 (Unaudited)	June 30, 2007
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,942	$2,307
Release of provision for losses on loans and guarantees	(731)	(405)
Translation adjustment	124	40
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$1,335	$1,942
Composed of:
Accumulated provision for loan losses	$1,330	$1,932
Accumulated provision for guarantee losses(a)	5	10
Total	$1,335	$1,942

(a).    The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $796 million were outstanding at March 31, 2008 ($938 million—June 30, 2007). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have maturities ranging between 5 and 17 years, and expire in decreasing amounts through 2024.

At March 31, 2008, liabilities of $12 million ($21 million—June 30, 2007), related to IBRD’s obligations under guarantees have been included in Other

Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $5 million ($10 million—June 30, 2007).

During the nine months ended March 31, 2008, and March 31, 2007, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the nine months ended March 31, 2008, loans to one country generated in excess of 10 percent of loan income; this amounted to $487 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2008, and March 31, 2007, is presented in the following table:

In millions of U.S. dollars

	March 31, 2008 (Unaudited)		March 31, 2007 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,415	$268	$1,831	$32
East Asia and Pacific	23,577	1,033	24,697	1,085
Europe and Central Asia	26,888	1,080	25,616	1,007
Latin America and the Caribbean	31,339	1,331	31,343	1,412
Middle East and North Africa	7,624	288	6,161	229
South Asia	9,124	357	8,353	340
Other(a)	54	2	68	3

Total	$100,021	$4,359	$98,069	$4,108

(a).    Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133a and pension income or expense, as well as Board of Governors-approved transfers.

(a)          For the purpose of this document, the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and the Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments”, are together referred to as “FAS 133 as amended”.

On September 27, 2007, IBRD’s Executive Directors approved the allocation of $911 million of the net income earned in the fiscal year ended June 30, 2007 to the General Reserve and $51 million to the Pension Reserve.

On October 22, 2007, IBRD’s Board of Governors approved an immediate transfer of $600 million from the net income earned in the fiscal year ended June 30, 2007 to IDA, and the retention of $97 million as Surplus.

Retained earnings comprises the following elements at March 31, 2008 and June 30, 2007

In millions of U.S. dollars

	March 31, 2008 (Unaudited)	June 30, 2007
Special Reserve	$293	$293
General Reserve	24,859	23,948
Pension Reserve	1,138	1,087
Surplus	140	43
Cumulative FAS 133 Adjustments	801	1,643
Unallocated Net Income	4,069	817
Total	$31,300	$27,831

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the nine months ended March 31, 2008 and March 31, 2007, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2008	2007
Service fee revenue	$196	$181
Included in these amounts are the following:
Fees charged to IFC	41	31
Fees charged to MIGA	6	6

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2008 and March 31, 2007:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2008 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle(a)	Reclassification(a)	Unrecognized Net Actuarial Gain (Loss) on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	835	—	(14)	5	4	830
Balance, end of the period	$1,269	$500	$(510)	$112	$(40)	$1,331

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2007 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle(a)	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$157
Changes from period activity	276	—	(24)	252
Balance, end of the period	$397	$500	$(488)	$409

(a).    The cummulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension (credit) cost for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2008 and March 31, 2007:

In millions of U.S. dollars

	Three Months Ended March 31, 2008 (Unaudited)			Nine Months Ended March 31, 2008 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$64	$9	$3	$194	$29	$10
Interest cost	153	20	4	458	62	11
Expected return on plan assets	(236)	(28)	—	(707)	(84)	—
Amortization of prior service cost (credit)	2	*	*	5	(2)	1
Amortization of unrecognized net loss	—	1	1	—	2	2
Net periodic pension (credit) cost	$(17)	$2	$8	$(50)	$7	$24
of which:
IBRD’s Share	$(8)	$1	$4	$(24)	$3	$11
IDA’s Share	$(9)	$1	$4	$(26)	$4	$13

In millions of U.S. dollars

	Three Months Ended March 31, 2007 (Unaudited)				Nine Months Ended March 31, 2007 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$65	$9		$3	$196	$27	$9
Interest cost	149	20		4	447	61	12
Expected return on plan assets	(206)	(23)		—	(617)	(71)	—
Amortization of prior service cost (credit)	2	(*	)	*	5	(1)	*
Amortization of unrecognized net loss	—	4		1	—	13	3
Net periodic pension cost	$10	$10		$8	$31	$29	$24
of which:
IBRD’s Share	$5	$5		$4	$14	$13	$11
IDA’s Share	$5	$5		$4	$17	$16	$13

*                 Indicates amount less than $0.5 million.

At March 31, 2008, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 financial statements: $103 million for the SRP and $59 million for the RSBP.

NOTE G—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

In July 2006, IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133. IBRD elected to apply FAS 155 to all qualifying debt instruments. Upon adoption of this Standard, the difference between the total carrying value of these debt instruments and their respective fair values amounted to $3,188 million, comprising $3,330 million in gross gains and $142 million in gross losses, determined on an instrument-by-instrument basis. This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

The following table reflects the components of the effects of applying FAS 133 and FAS 155 for the three and nine months ended March 31, 2008 and March 31, 2007:

In millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2008	2007	2008	2007
Net unrealized gains (losses) on:
Borrowings at fair value	$895	$60	$1,383	$(917)
Non-trading derivatives	(34)	(260)	572	1,258
Total	$861	$(200)	$1,955	$341

NOTE H—SWAP COLLATERAL

As of March 31, 2008, IBRD had received collateral of $6,982 million in the form of securities in connection with swap agreements, for which permission was received from counterparties to lend $4,679 million. As of March 31, 2008, IBRD had transferred $4,043 million of securities under security lending agreements, and received cash collateral of $3,463 million and securities of $651 million. The cash collateral was invested in a mutual fund that is now considered a variable interest entity (VIE) in which IBRD was the primary beneficiary as of March 31, 2008. This VIE is a trust which invests in fixed income instruments and other securities with debt-like characteristics, with the purpose of providing as high a level of income whilst also aiming to preserve its capital and maintain a high level of liquidity. The total fair value of the VIE as of March 31, 2008 was $3,909 million, and is included under the Investments - Trading line on the Condensed Balance Sheet. The value of the minority interest holdings of the VIE as of March 31, 2008 was $457 million and has been included under the Other Liabilities line on the Condensed Balance Sheet.

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REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2008, the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2008 and 2007, and the statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2008 and 2007. These interim condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2007, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007, we expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of the provisions of Statements of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instruments and No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

May 14, 2008

Member of
Deloitte Touche Tohmatsu

		Currency	Currency Amount		Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0210AUD06.18	0000008594	AUD	16,000,000	14,402,400	17-Jan-2008	22-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0111AUD06.51	0000008623	AUD	30,000,000	25,821,000	24-Jan-2008	24-Jan-2011

BOND/SELL AUD/IBRD/GDIF/0112AUD06.68	0000008640	AUD	10,000,000	8,607,000	24-Jan-2008	24-Jan-2012

BOND/SELL AUD/IBRD/GDIF/0710AUD06.18	0000008622	AUD	20,000,000	17,619,000	29-Jan-2008	28-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0211AUD06.44	0000008691	AUD	1,617,000	1,493,380	21-Feb-2008	22-Feb-2011

BOND/SELL AUD/IBRD/GDIF/0211AUD06.58	0000008704	AUD	20,000,000	18,471,000	21-Feb-2008	22-Feb-2011

BOND/SELL AUD/IBRD/GDIF/0211AUD06.98	0000008717	AUD	16,000,000	14,776,800	21-Feb-2008	23-Feb-2011

BOND/SELL AUD/IBRD/GDIF/0211AUD06.42	0000008705	AUD	14,700,000	13,479,900	25-Feb-2008	25-Feb-2011

BOND/SELL AUD/IBRD/GDIF/0210AUD06.25	0000008710	AUD	12,100,000	11,224,565	28-Feb-2008	26-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0311AUD06.83	0000008748	AUD	7,000,000	6,466,600	13-Mar-2008	14-Mar-2011

BOND/SELL AUD/IBRD/GDIF/0311AUD06.70	0000008787	AUD	23,000,000	21,640,700	18-Mar-2008	18-Mar-2011

BOND/SELL AUD/IBRD/GDIF/0311AUD06.55	0000008788	AUD	20,300,000	18,555,215	27-Mar-2008	28-Mar-2011

BOND/SELL AUD/IBRD/GDIF/0310AUD06.55	0000008813	AUD	120,000,000	109,686,000	27-Mar-2008	26-Mar-2010
Total By Currency				282,243,560

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0110BRL10.25	0000008636	BRL	100,000,000	55,230,310	25-Jan-2008	25-Jan-2010

BOND/SELL BRL/IBRD/GDIF/0118BRL11.00	0000008648	BRL	50,000,000	27,870,680	29-Jan-2008	29-Jan-2018

BOND/SELL BRL/IBRD/GDIF/0110BRL10.25	0000008755	BRL	50,000,000	29,808,036	07-Mar-2008	25-Jan-2010
Total By Currency				112,909,027

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0110EUR03.78	0000008653	EUR	10,000,000	14,702,500	29-Jan-2008	29-Jan-2010

BOND/SELL EUR/IBRD/GDIF/0214EURSTR	0000008722	EUR	27,500,000	40,548,750	21-Feb-2008	24-Feb-2014

BOND/SELL EUR/IBRD/GDIF/0310EUR02.74	0000008814	EUR	5,300,000	8,256,605	27-Mar-2008	26-Mar-2010
Total By Currency				63,507,855

Pound Sterling

BOND/SELL GBP/IBRD/GDIF/0110GBP04.50	0000008646	GBP	350,000,000	684,040,000	25-Jan-2008	25-Jan-2010

BOND/SELL GBP/IBRD/GDIF/0110GBP04.50	0000008706	GBP	50,000,000	97,482,500	13-Feb-2008	25-Jan-2010
Total By Currency				781,522,500

Icelandic Krona

BOND/SELL ISK/IBRD/GDIF/0509ISK11.50	0000008618	ISK	3,000,000,000	47,554,886	15-Jan-2008	11-May-2009

BOND/SELL ISK/IBRD/GDIF/0109ISK12.00	0000008612	ISK	277,700,000	4,166,229	23-Jan-2008	23-Jan-2009

BOND/SELL ISK/IBRD/GDIF/0209ISK12.00	0000008613	ISK	567,700,000	8,777,735	06-Feb-2008	06-Feb-2009

BOND/SELL ISK/IBRD/GDIF/0209ISK10.00	0000008684	ISK	305,000,000	4,566,210	19-Feb-2008	19-Feb-2009
Total By Currency				65,065,060

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR	0000008547	JPY	1,100,000,000	10,148,070	07-Jan-2008	07-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR01	0000008557	JPY	1,600,000,000	14,760,828	07-Jan-2008	07-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR02	0000008571	JPY	400,000,000	3,690,207	07-Jan-2008	07-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR03	0000008584	JPY	1,050,000,000	9,686,794	07-Jan-2008	07-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR04	0000008585	JPY	1,000,000,000	9,225,518	07-Jan-2008	07-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR39	0000008586	JPY	150,000,000	1,369,175	10-Jan-2008	10-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR05	0000008589	JPY	150,000,000	1,369,175	10-Jan-2008	07-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR06	0000008592	JPY	350,000,000	3,194,742	10-Jan-2008	07-Jan-2038

1

		Currency	Currency Amount		Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR07	0000008595	JPY	1,500,000,000	13,786,765	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR08	0000008596	JPY	300,000,000	2,757,353	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR09	0000008597	JPY	1,700,000,000	15,625,000	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR11	0000008601	JPY	1,200,000,000	11,029,412	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR12	0000008603	JPY	100,000,000	919,118	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR15	0000008606	JPY	200,000,000	1,838,235	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR16	0000008607	JPY	100,000,000	919,118	15-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR10	0000008598	JPY	200,000,000	1,860,811	16-Jan-2008	18-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR13	0000008604	JPY	1,450,000,000	13,452,084	17-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR14	0000008605	JPY	200,000,000	1,855,460	17-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR17	0000008608	JPY	300,000,000	2,783,190	17-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR18	0000008609	JPY	500,000,000	4,638,650	17-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR19	0000008611	JPY	500,000,000	4,638,650	17-Jan-2008	15-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR20	0000008620	JPY	2,000,000,000	18,599,461	29-Jan-2008	29-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0138JPYSTR21	0000008638	JPY	500,000,000	4,697,924	30-Jan-2008	30-Jan-2038

BOND/SELL JPY/IBRD/GDIF/0128JPYSTR	0000008645	JPY	500,000,000	4,697,924	30-Jan-2008	30-Jan-2028

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR	0000008624	JPY	1,000,000,000	9,419,300	04-Feb-2008	04-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR03	0000008633	JPY	800,000,000	7,535,440	04-Feb-2008	04-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR10	0000008650	JPY	500,000,000	4,709,650	04-Feb-2008	04-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR11	0000008652	JPY	200,000,000	1,883,860	04-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR12	0000008655	JPY	200,000,000	1,883,860	04-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR01	0000008628	JPY	100,000,000	938,967	05-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR02	0000008629	JPY	1,600,000,000	15,023,474	05-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR04	0000008634	JPY	2,300,000,000	21,596,244	05-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR06	0000008643	JPY	550,000,000	5,164,319	05-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR07	0000008644	JPY	400,000,000	3,755,869	05-Feb-2008	05-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR15	0000008662	JPY	100,000,000	928,893	07-Feb-2008	08-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR17	0000008664	JPY	300,000,000	2,786,680	07-Feb-2008	08-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR05	0000008637	JPY	100,000,000	939,320	08-Feb-2008	08-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR13	0000008657	JPY	300,000,000	2,817,960	08-Feb-2008	08-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR21	0000008670	JPY	300,000,000	2,817,960	08-Feb-2008	08-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR09	0000008649	JPY	1,000,000,000	9,309,253	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR14	0000008659	JPY	400,000,000	3,723,701	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR16	0000008663	JPY	950,000,000	8,843,791	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR18	0000008665	JPY	200,000,000	1,861,851	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR19	0000008666	JPY	1,350,000,000	12,567,492	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR20	0000008668	JPY	350,000,000	3,258,239	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR23	0000008672	JPY	300,000,000	2,792,776	12-Feb-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR11	0000008679	JPY	100,000,000	933,620	14-Feb-2008	15-Feb-2033

BOND/SELL JPY/IBRD/MLT/0238JPYSTR08	0000008647	JPY	20,000,000,000	185,322,461	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR22	0000008671	JPY	300,000,000	2,779,837	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR26	0000008677	JPY	100,000,000	926,612	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR27	0000008678	JPY	250,000,000	2,316,531	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR28	0000008680	JPY	200,000,000	1,853,225	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR29	0000008681	JPY	100,000,000	926,612	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR31	0000008685	JPY	300,000,000	2,779,837	19-Feb-2008	19-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR33	0000008687	JPY	100,000,000	926,612	19-Feb-2008	19-Feb-2038

2

		Currency	Currency Amount		Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR25	0000008675	JPY	100,000,000	930,925	21-Feb-2008	22-Feb-2038

BOND/SELL JPY/IBRD/MLT/0238JPYSTR24	0000008674	JPY	20,000,000,000	184,748,972	25-Feb-2008	25-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR30	0000008682	JPY	300,000,000	2,771,235	25-Feb-2008	25-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR32	0000008686	JPY	1,150,000,000	10,748,166	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR34	0000008688	JPY	1,600,000,000	14,953,970	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR35	0000008689	JPY	500,000,000	4,673,116	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR36	0000008690	JPY	250,000,000	2,336,558	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR37	0000008693	JPY	300,000,000	2,803,869	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR38	0000008697	JPY	250,000,000	2,336,558	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR39	0000008709	JPY	100,000,000	934,623	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR40	0000008711	JPY	100,000,000	934,623	26-Feb-2008	26-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR05	0000008703	JPY	100,000,000	939,364	03-Mar-2008	03-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR02	0000008708	JPY	2,550,000,000	23,953,783	03-Mar-2008	03-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR06	0000008712	JPY	100,000,000	939,364	03-Mar-2008	03-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR01	0000008707	JPY	1,500,000,000	14,394,011	04-Mar-2008	04-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR06	0000008724	JPY	100,000,000	971,534	05-Mar-2008	05-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR03	0000008718	JPY	100,000,000	967,352	10-Mar-2008	11-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR04	0000008721	JPY	200,000,000	1,934,704	10-Mar-2008	11-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR05	0000008723	JPY	1,050,000,000	10,157,195	10-Mar-2008	10-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR10	0000008733	JPY	500,000,000	4,905,087	11-Mar-2008	11-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR12	0000008735	JPY	400,000,000	3,924,069	11-Mar-2008	11-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR15	0000008741	JPY	500,000,000	4,905,087	11-Mar-2008	11-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR18	0000008746	JPY	100,000,000	981,017	11-Mar-2008	12-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR07	0000008726	JPY	500,000,000	4,892,847	12-Mar-2008	12-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR08	0000008728	JPY	1,200,000,000	11,742,832	12-Mar-2008	12-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR09	0000008729	JPY	200,000,000	1,957,139	12-Mar-2008	12-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR19	0000008747	JPY	500,000,000	4,892,847	12-Mar-2008	12-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR22	0000008754	JPY	500,000,000	4,892,847	12-Mar-2008	12-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR11	0000008734	JPY	550,000,000	5,484,916	17-Mar-2008	17-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR13	0000008737	JPY	800,000,000	7,978,060	17-Mar-2008	17-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR17	0000008745	JPY	100,000,000	997,258	17-Mar-2008	17-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR25	0000008761	JPY	100,000,000	997,258	17-Mar-2008	17-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR14	0000008740	JPY	150,000,000	1,491,647	18-Mar-2008	19-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR16	0000008744	JPY	150,000,000	1,491,647	18-Mar-2008	18-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR21	0000008753	JPY	100,000,000	994,431	18-Mar-2008	19-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR23	0000008756	JPY	400,000,000	3,977,725	18-Mar-2008	18-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR28	0000008768	JPY	500,000,000	4,972,156	18-Mar-2008	18-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR20	0000008751	JPY	1,330,000,000	13,384,995	25-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR24	0000008757	JPY	100,000,000	1,006,391	25-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR26	0000008763	JPY	350,000,000	3,522,367	25-Mar-2008	25-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR27	0000008764	JPY	100,000,000	1,006,391	25-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR07	0000008778	JPY	100,000,000	1,006,391	25-Mar-2008	26-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR29	0000008774	JPY	600,000,000	6,012,627	26-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR30	0000008776	JPY	1,000,000,000	10,021,045	26-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR31	0000008777	JPY	400,000,000	4,008,418	26-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR32	0000008783	JPY	100,000,000	1,002,105	26-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR34	0000008789	JPY	300,000,000	3,006,314	26-Mar-2008	26-Mar-2038

3

		Currency	Currency Amount		Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR09	0000008801	JPY	100,000,000	1,002,105	26-Mar-2008	24-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR10	0000008802	JPY	100,000,000	1,002,105	26-Mar-2008	27-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR35	0000008794	JPY	200,000,000	1,989,456	27-Mar-2008	26-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR08	0000008798	JPY	500,000,000	4,973,640	27-Mar-2008	27-Mar-2023
Total By Currency				887,721,042

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0110NZD07.55	0000008631	NZD	61,000,000	47,198,750	30-Jan-2008	20-Jan-2010

BOND/SELL NZD/IBRD/GDIF/0910NZD06.90	0000008661	NZD	30,000,000	23,782,500	14-Feb-2008	21-Sep-2010

BOND/SELL NZD/IBRD/GDIF/0211NZD07.02	0000008694	NZD	5,000,000	3,990,000	25-Feb-2008	25-Feb-2011

BOND/SELL NZD/IBRD/GDIF/0210NZD07.02	0000008701	NZD	23,000,000	18,612,750	27-Feb-2008	25-Feb-2010

BOND/SELL NZD/IBRD/GDIF/0910NZD07.02A	0000008698	NZD	30,000,000	24,405,000	03-Mar-2008	30-Sep-2010

BOND/SELL NZD/IBRD/GDIF/0211NZD07.02A	0000008730	NZD	5,000,000	3,973,000	12-Mar-2008	25-Feb-2011

BOND/SELL NZD/IBRD/GDIF/1010NZD07.08	0000008766	NZD	30,000,000	24,103,500	27-Mar-2008	20-Oct-2010

BOND/SELL NZD/IBRD/GDIF/0211NZD07.02B	0000008793	NZD	30,000,000	24,103,500	27-Mar-2008	25-Feb-2011

BOND/SELL NZD/IBRD/GDIF/0310NZD07.25	0000008812	NZD	35,000,000	28,120,750	27-Mar-2008	26-Mar-2010

BOND/SELL NZD/IBRD/GDIF/0310NZD07.02	0000008784	NZD	23,000,000	18,547,200	28-Mar-2008	23-Mar-2010
Total By Currency				216,836,950

Polish Zloty

BOND/SELL PLN/IBRD/GDIF/0310PLN05.50	0000008771	PLN	50,000,000	21,653,458	10-Mar-2008	10-Mar-2010
Total By Currency				21,653,458

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008600	RUB	500,000,000	20,423,585	09-Jan-2008	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/0113RUB06.00	0000008587	RUB	250,000,000	10,094,444	24-Jan-2008	24-Jan-2013

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008702	RUB	500,000,000	20,342,776	19-Feb-2008	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/0213RUB06.00A	0000008683	RUB	125,000,000	5,114,776	26-Feb-2008	26-Feb-2013

BOND/SELL RUB/IBRD/GDIF/0313RUB06.25	0000008725	RUB	125,000,000	5,252,542	26-Mar-2008	26-Mar-2013
Total By Currency				61,228,122

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0709TRY15.00	0000008619	TRY	500,000,000	434,971,727	15-Jan-2008	15-Jul-2009

BOND/SELL TRY/IBRD/GDIF/0211TRY14.00	0000008656	TRY	100,000,000	85,153,489	01-Feb-2008	01-Feb-2011
Total By Currency				520,125,216

United States Dollar

BOND/SELL USD/IBRD/GDIF/0609USD04.125A	0000008621	USD	200,000,000	200,000,000	15-Jan-2008	24-Jun-2009

BOND/SELL USD/IBRD/GDIF/0810USD03.06	0000008593	USD	16,000,000	16,000,000	17-Jan-2008	20-Aug-2010

BOND/SELL USD/IBRD/GDIF/0128USDSTR	0000008616	USD	25,000,000	25,000,000	31-Jan-2008	31-Jan-2028

BOND/SELL USD/IBRD/GDIF/0311USD02.10	0000008660	USD	10,000,000	10,000,000	14-Feb-2008	22-Mar-2011

BOND/SELL USD/IBRD/GDIF/0228USDSTR02	0000008676	USD	58,000,000	58,000,000	22-Feb-2008	22-Feb-2028

BOND/SELL USD/IBRD/GDIF/0911USD02.28	0000008699	USD	8,000,000	8,000,000	03-Mar-2008	20-Sep-2011

BOND/SELL USD/IBRD/GDIF/0323USDSTR01	0000008739	USD	10,000,000	10,000,000	10-Mar-2008	10-Mar-2023

BOND/SELL USD/IBRD/GDIF/0328USDSTR	0000008749	USD	10,000,000	10,000,000	20-Mar-2008	20-Mar-2028

BOND/SELL USD/IBRD/GDIF/1011USD02.22	0000008765	USD	30,000,000	30,000,000	27-Mar-2008	20-Oct-2011

BOND/SELL USD/IBRD/GDIF/0310USD01.43	0000008815	USD	20,000,000	20,000,000	27-Mar-2008	26-Mar-2010
Total By Currency				387,000,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0110ZAR09.70	0000008454	ZAR	20,000,000	2,917,153	07-Jan-2008	12-Jan-2010

BOND/SELL ZAR/IBRD/GDIF/1210ZAR09.36A	0000008599	ZAR	90,000,000	13,062,409	10-Jan-2008	10-Dec-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.60	0000008551	ZAR	170,000,000	25,248,024	17-Jan-2008	10-Aug-2010

4

		Currency		Currency Amount		Settlement Date	Maturity Date

BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.75	0000008614	ZAR		750,000,000	111,388,343	17-Jan-2008	02-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.87	0000008627	ZAR		460,000,000	65,499,073	22-Jan-2008	17-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0709ZAR10.50	0000008658	ZAR		500,000,000	71,184,510	28-Jan-2008	29-Jul-2009

BOND/SELL ZAR/IBRD/GDIF/1210ZAR09.36B	0000008617	ZAR		50,000,000	6,949,995	30-Jan-2008	10-Dec-2010

BOND/SELL ZAR/IBRD/GDIF/0110ZAR09.60	0000008630	ZAR		370,000,000	51,429,963	30-Jan-2008	20-Jan-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.60A	0000008615	ZAR		180,000,000	24,116,726	07-Feb-2008	10-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0210ZAR10.00	0000008626	ZAR		80,000,000	10,718,545	07-Feb-2008	09-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.36	0000008654	ZAR		50,000,000	6,699,091	07-Feb-2008	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.55	0000008692	ZAR		710,000,000	91,201,027	14-Feb-2008	17-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.24	0000008673	ZAR		60,000,000	7,852,221	19-Feb-2008	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.60	0000008669	ZAR		100,000,000	13,130,597	21-Feb-2008	10-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.24A	0000008695	ZAR		70,000,000	8,991,420	25-Feb-2008	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0410ZAR09.54	0000008713	ZAR		25,000,000	3,249,919	27-Feb-2008	15-Apr-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.59	0000008727	ZAR		723,000,000	93,987,650	27-Feb-2008	17-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0210ZAR09.45	0000008715	ZAR		650,000,000	85,328,711	28-Feb-2008	18-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.24	0000008719	ZAR		70,000,000	8,904,720	06-Mar-2008	10-Mar-2011

BOND/SELL ZAR/IBRD/GDIF/0909ZAR10.75	0000008736	ZAR		1,000,000,000	127,210,280	06-Mar-2008	08-Sep-2009

BOND/SELL ZAR/IBRD/GDIF/0310ZAR09.75	0000008700	ZAR		70,000,000	8,968,610	10-Mar-2008	10-Mar-2010

BOND/SELL ZAR/IBRD/GDIF/0310ZAR09.10	0000008742	ZAR		22,610,000	2,772,532	25-Mar-2008	26-Mar-2010

BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.48	0000008781	ZAR		50,000,000	6,233,637	31-Mar-2008	10-Mar-2011
Total By Currency					847,045,154

Total					4,246,857,944

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/GDIF/0138USDSTR	0000008639	USD		67,081,632	67,081,632	28-Jan-2008	28-Jan-2038

BOND/SELL USD/IBRD/GDIF/0315USD00.00	0000008770	USD		3,000,000	3,000,000	18-Mar-2008	16-Mar-2015

BOND/SELL USD/IBRD/GDIF/0338USDSTR	0000008790	USD		68,032,455	68,032,455	25-Mar-2008	25-Mar-2038

BOND/SELL USD/IBRD/GDIF/1217USD00.00	0000008820	USD		2,000,000	2,000,000	31-Mar-2008	15-Dec-2017
Total By Currency					140,114,087

South African Rand

BOND/SELL ZAR/IBRD/GMTN/0512ZAR00.002	0000008625	ZAR		1,000,000,000	138,504,160	23-Jan-2008	14-May-2012
Total By Currency					138,504,160

Total					278,618,247

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/GDIF/0208XAUSTR	0000006219	XAU		74,377	70,453,613	27-Feb-2003	27-Feb-2008
Total By Currency					70,453,613

Total					70,453,613

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0208AUD06.00	0000000049	AUD	AUD0662GDI01	100,000,000	91,700,000	25-Feb-1998	25-Feb-2008

BOND/SELL AUD/IBRD/GDIF/0108AUD04.37	0000006137	AUD		150,000,000	129,922,500	23-Jan-2003	23-Jan-2008

BOND/SELL AUD/IBRD/GDIF/0208AUD00.50	0000006188	AUD		18,000,000	16,326,900	19-Feb-2003	19-Feb-2008

BOND/SELL AUD/IBRD/GDIF/0108AUD05.35	0000006664	AUD		35,000,000	30,728,250	22-Jan-2004	22-Jan-2008

BOND/SELL AUD/IBRD/GDIF/0208AUD05.13	0000006820	AUD		30,000,000	27,709,500	26-Aug-2004	26-Feb-2008

BOND/SELL AUD/IBRD/GDIF/0308AUD05.02	0000006826	AUD		70,000,000	65,705,500	16-Sep-2004	17-Mar-2008

5

		Currency		Currency Amount		Settlement Date	Maturity Date

BOND/SELL AUD/IBRD/GDIF/0108AUD04.85	0000006936	AUD		17,000,000	14,710,950	27-Jan-2005	25-Jan-2008

BOND/SELL AUD/IBRD/GDIF/0208AUD04.80	0000006955	AUD		20,000,000	17,826,000	09-Feb-2005	11-Feb-2008

BOND/SELL AUD/IBRD/GDIF/0208AUD05.08	0000006973	AUD		13,500,000	12,379,500	24-Feb-2005	25-Feb-2008

BOND/SELL AUD/IBRD/GDIF/0308AUD05.17	0000007000	AUD		461,000,000	431,127,200	09-Mar-2005	10-Mar-2008

BOND/SELL AUD/IBRD/GDIF/0108AUD04.67	0000007125	AUD		10,000,000	8,798,500	05-Jul-2005	07-Jan-2008

BOND/SELL AUD/IBRD/GDIF/0308AUD04.51	0000007221	AUD		6,000,000	5,631,900	15-Sep-2005	17-Mar-2008

BOND/SELL AUD/IBRD/GDIF/0308AUD04.72	0000007421	AUD		20,000,000	18,704,000	10-Mar-2006	10-Mar-2008
Total By Currency					871,270,700

Canadian Dollar

BOND/SELL CAD/IBRD/MLT/0308CAD10.50	0000000052	CAD	CAD0027MLT01	150,000,000	152,632,918	02-Mar-1988	28-Feb-2008
Total By Currency					152,632,918

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0208EUR02.35	0000006695	EUR		10,000,000	14,837,000	26-Feb-2004	26-Feb-2008

BOND/SELL EUR/IBRD/GDIF/0810EURSTR	0000007101	EUR		525,000	777,814	01-Aug-2005	01-Feb-2008

BOND/SELL EUR/IBRD/GDIF/0311EURSTR	0000007375	EUR		160,000	246,808	23-Mar-2006	25-Mar-2008

BOND/SELL EUR/IBRD/GDIF/0108EUR03.35	0000007654	EUR		30,000,000	44,143,500	15-Dec-2006	10-Jan-2008
Total By Currency					60,005,122

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0208JPY02.00	0000000365	JPY	JPY0670GDI01	100,000,000,000	926,612,305	18-Feb-1998	19-Feb-2008
Total By Currency					926,612,305

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0308NZD06.30	0000007023	NZD		10,000,000	8,034,500	29-Mar-2005	27-Mar-2008

BOND/SELL NZD/IBRD/GDIF/0208NZD05.66	0000007190	NZD		10,000,000	7,955,500	22-Aug-2005	22-Feb-2008

BOND/SELL NZD/IBRD/GDIF/0308NZD05.46	0000007238	NZD		65,000,000	52,416,000	28-Sep-2005	28-Mar-2008

BOND/SELL NZD/IBRD/GDIF/0208NZD05.93	0000007402	NZD		14,000,000	11,172,000	23-Feb-2006	25-Feb-2008

BOND/SELL NZD/IBRD/GDIF/0308NZD05.46A	0000007425	NZD		10,000,000	8,017,500	23-Mar-2006	14-Mar-2008
Total By Currency					87,595,500

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0108TRY11.25	0000007355	TRY		75,000,000	64,316,954	04-Jan-2006	04-Jan-2008
Total By Currency					64,316,954

United States Dollar

BOND/SELL USD/IBRD/GDIF/0208USD05.75	0000000625	USD	USD0665GDI01	2,000,000,000	2,000,000,000	06-Feb-1998	06-Feb-2008

BOND/SELL USD/IBRD/GDIF/0208USD05.71	0000000626	USD	USD0668GDI01	10,000,000	10,000,000	12-Feb-1998	12-Feb-2008

BOND/SELL USD/IBRD/GDIF/0208USD05.75	0000001018	USD	USD0665GDI02	300,000,000	300,000,000	18-Sep-1998	06-Feb-2008

BOND/SELL USD/IBRD/GDIF/0208USD05.75	0000001019	USD	USD0665GDI03	200,000,000	200,000,000	18-Sep-1998	06-Feb-2008

BOND/SELL USD/IBRD/GDIF/0208USD04.55	0000005511	USD		161,000,000	161,000,000	19-Feb-2002	19-Feb-2008

BOND/SELL USD/IBRD/GDIF/0108USD02.80	0000006140	USD		10,000,000	10,000,000	30-Jan-2003	30-Jan-2008

BOND/SELL USD/IBRD/GDIF/0108USD03.09	0000006783	USD		30,000,000	30,000,000	15-Jul-2004	15-Jan-2008

BOND/SELL USD/IBRD/GDIF/0108USD02.73	0000006918	USD		40,000,000	40,000,000	29-Dec-2004	10-Jan-2008

BOND/SELL USD/IBRD/GDIF/0108USD02.91	0000006935	USD		24,000,000	24,000,000	27-Jan-2005	25-Jan-2008

BOND/SELL USD/IBRD/GDIF/0308USD03.07	0000006968	USD		120,000,000	120,000,000	28-Feb-2005	05-Mar-2008

BOND/SELL USD/IBRD/GDIF/0308USD03.25	0000006998	USD		10,000,000	10,000,000	15-Mar-2005	13-Mar-2008

BOND/SELL USD/IBRD/GDIF/0108USD03.06	0000007123	USD		25,000,000	25,000,000	05-Jul-2005	07-Jan-2008

BOND/SELL USD/IBRD/GDIF/0208USD03.42	0000007189	USD		20,000,000	20,000,000	22-Aug-2005	22-Feb-2008

BOND/SELL USD/IBRD/GDIF/0308USD03.37	0000007222	USD		12,000,000	12,000,000	15-Sep-2005	17-Mar-2008

BOND/SELL USD/IBRD/GDIF/0308USD04.875	0000007807	USD		100,000,000	100,000,000	12-Mar-2007	13-Mar-2008

BOND/SELL USD/IBRD/GDIF/0308USD04.86	0000007809	USD		100,000,000	100,000,000	14-Mar-2007	17-Mar-2008

6

		Currency		Currency Amount		Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0308USD04.84	0000007825	USD		50,000,000	50,000,000	21-Mar-2007	25-Mar-2008

BOND/SELL USD/IBRD/GDIF/0308USD04.91	0000007827	USD		50,000,000	50,000,000	23-Mar-2007	25-Mar-2008
Total By Currency					3,262,000,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0308ZAR13.13	0000000892	ZAR	ZAR0675GDI01	100,000,000	12,275,964	19-Mar-1998	19-Mar-2008

BOND/SELL ZAR/IBRD/GDIF/0308ZAR13.13	0000000893	ZAR	ZAR0675GDI02	50,000,000	6,137,982	19-Mar-1998	19-Mar-2008

BOND/SELL ZAR/IBRD/GDIF/0308ZAR13.13	0000004413	ZAR		100,000,000	12,275,964	24-Mar-2000	19-Mar-2008
Total By Currency					30,689,910

Total					5,455,123,409

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/MLT/0208USD00.00	0000000496	USD	USD0189MLT53	18,000,000	18,000,000	06-Mar-1985	15-Feb-2008

BOND/SELL USD/IBRD/MLT/0208USD00.001	0000001066	USD	USD0196MLT07	20,000,000	20,000,000	07-Jan-1986	15-Feb-2008
Total By Currency					38,000,000

Total					38,000,000

Early Retirement

MTBOC

Euro Currency

BOND/BUY EUR/IBRD/GDIF/0315EURSTR	0000008775	EUR		13,000,000	20,279,350	17-Mar-2008	15-Mar-2015
Total By Currency					20,279,350

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0137JPYSTR01	0000008610	JPY		500,000,000	4,652,028	16-Jan-2008	16-Jan-2037

BOND/BUY JPY/IBRD/GDIF/0135JPYSTR04	0000008602	JPY		1,000,000,000	9,373,828	28-Jan-2008	26-Jan-2035

BOND/BUY JPY/IBRD/GDIF/0137JPYSTR03	0000008632	JPY		800,000,000	7,439,784	29-Jan-2008	29-Jan-2037

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR07	0000008635	JPY		1,100,000,000	10,240,179	12-Feb-2008	12-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0337JPYSTR03	0000008760	JPY		500,000,000	4,898,599	13-Mar-2008	13-Mar-2037

BOND/BUY JPY/IBRD/GDIF/0317JPYSTR02	0000008759	JPY		1,000,000,000	10,063,906	25-Mar-2008	23-Mar-2017

BOND/BUY JPY/IBRD/GDIF/0337JPYSTR06	0000008791	JPY		400,000,000	4,008,418	26-Mar-2008	26-Mar-2037

BOND/BUY JPY/IBRD/GDIF/0337JPYSTR10	0000008806	JPY		500,000,000	5,022,349	31-Mar-2008	30-Mar-2037
Total By Currency					55,699,092

United States Dollar

BOND/BUY USD/IBRD/GDIF/0819USDSTR	0000008641	USD		100,000,000	100,000,000	04-Feb-2008	02-Aug-2019

BOND/BUY USD/IBRD/GDIF/0218USDSTR	0000008642	USD		12,000,000	12,000,000	12-Feb-2008	12-Feb-2018

BOND/BUY USD/IBRD/GDIF/0818USDSTR01	0000008651	USD		25,050,000	25,050,000	13-Feb-2008	13-Aug-2018

BOND/BUY USD/IBRD/GDIF/0237USDSTR	0000008667	USD		30,000,000	30,000,000	19-Feb-2008	16-Feb-2037

BOND/BUY USD/IBRD/GDIF/0311USDSTR	0000008696	USD		30,000,000	30,000,000	03-Mar-2008	03-Mar-2011

BOND/BUY USD/IBRD/GDIF/0310USDSTR	0000008716	USD		50,000,000	50,000,000	03-Mar-2008	01-Mar-2010

BOND/BUY USD/IBRD/GDIF/0913USDSTR01	0000008738	USD		15,000,000	15,000,000	25-Mar-2008	23-Sep-2013

BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000008796	USD	BUYBACK	35,000,000	35,000,000	25-Mar-2008	15-Feb-2035

BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000008809	USD		10,000,000	10,000,000	26-Mar-2008	15-Feb-2035

BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000008816	USD		45,000,000	45,000,000	26-Mar-2008	15-Feb-2035

BOND/BUY USD/IBRD/GDIF/0916USDSTR	0000008762	USD		10,000,000	10,000,000	31-Mar-2008	29-Sep-2016
Total By Currency					362,050,000

Total					438,028,442

MTBOZ

South African Rand

BOND/BUY ZAR/IBRD/GMTN/1217ZAR00.00	0000008750	ZAR	BUYBACK	175,000,000	22,109,918	05-Mar-2008	29-Dec-2017
Total By Currency					22,109,918

Total					22,109,918

User :	WB308153	Database : :	REPP	05/02/2008	05:22: PM

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